

April 22, 2022

Steven Huffman
Chief Executive Officer
Reddit, Inc.
1455 Market Street, Suite 1600
San Francisco, California 94103

> **Re: Reddit, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted April 7, 2022**
> **CIK No. 0001713445**

Dear Mr. Huffman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

The Offering
Directed share program, page 19

1.   Your disclosure of the directed share program indicates that 8% of the offered shares are being reserved for certain classes of eligible users and moderators, and friends and family members of certain employees and directors. Please supplementally tell us the mechanics of how the directed share program will be implemented. For example, explain how you will determine which categories of persons will receive phased tier priority and how you or the underwriter will determine the allocations. Explain how and when you or the underwriters will contact the potential participants, including the types of communications to be used. Additionally, explain how certain Reddit users and moderators will be

identified given that they may use the platform anonymously, and describe any related challenges and risks associated with you or the underwriter facilitating sales to such users and moderators.

<u>Sales to Retail Investors, page 215</u>

2.   We note your disclosure on page 215 that a portion of shares will be offered to retail investors through online brokerage platforms and other allocations made by the underwriters. To the extent known, revise to discuss the structure, mechanics, and intent of offering shares in this manner, along with the anticipated portion of shares that will be offered to retail investors through online brokerage platforms and underwriter allocations outside of the directed share program.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Sarah Axtell, Esq.